UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

FOR IMMEDIATE RELEASE

TARO SPECIAL COMMITTEE CONTINUES ITS EVALUATION OF SUN
PHARMA’S PROPOSAL TO ACQUIRE TARO SHARES

Committed to Protecting Minority Shareholders

Haifa Bay, Israel and Hawthorne, New York, January 12, 2012

Taro Pharmaceutical Industries Ltd. (“Taro,” Pink Sheets: TAROF) announced today that the Special Committee of its Board of Directors formed to evaluate the offer from Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma”) continues to evaluate Sun Pharma’s non-binding October 18, 2011 cash offer of $24.50 per share for all of the issued and outstanding shares of Taro not currently held by Sun Pharma.

The Special Committee continues to work diligently together with its financial and legal advisors to evaluate the terms of the Sun Pharma offer and is committed to protecting the interests of Taro’s minority shareholders.   The Special Committee has engaged Citigroup Global Markets Inc. as its financial advisor, Goldfarb Seligman & Co. as its Israeli legal counsel and Willkie Farr & Gallagher LLP as its U.S. legal counsel.

The Special Committee has carefully reviewed the letters recently made public from some minority shareholders regarding the offer and wants to assure minority shareholders that thoughtful consideration and evaluation of all available information will be undertaken prior to making any recommendations.  The Special Committee recognizes its primary objective is to maximize value for the minority shareholders of Taro and will take all steps necessary to ensure this objective is achieved.  In addition, it should be noted that there can be no assurance that any definitive offer will be made, that any such offer will be accepted, that any agreement will be executed or that any transaction will be approved or consummated.

Taro Pharmaceutical Industries Ltd.

As previously announced, the members of the Special Committee are Ilana Avidov-Mor, Dan Biran and Professor Dov Pekelman, who serves as Chairman of the Special Committee.
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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit Taro's website at www.taro.com.

SAFE HARBOR STATEMENTS
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  Although Taro believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the offer evaluated by Taro's Board of Directors, acceptance of the offer by Taro Shareholders, approval, if any required, by regulatory authorities, general domestic and international economic conditions, industry and market conditions, changes in Taro's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in Taro's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 12, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer